

Mail Stop 4561

March 30, 2016

Michael S. Dell
Chairman of the Board and Chief Executive Officer
Denali Holding Inc.
One Dell Way
Round Rock, Texas 78682

Joseph M. Tucci
Chairman of the Board and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re: Denali Holding Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 14, 2016**
> **File No. 333-208524**
>
> **EMC Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2016**
> **File No. 001-09853**

Dear Messrs. Dell and Tucci:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2016 letter.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Denali Holding Inc.'s Registration Statement on Form S-4

General

1.   We note the information provided in response to prior comment 1 regarding the attribution of Denali's revenues, expenses, assets and liabilities to the Class V Group that you intend to provide in your quarterly and annual reports. Since your attribution begins with "VMware Virtual Infrastructure within EMC" segment information, please confirm that this will continue to be a separate reportable segment of Denali.

2.   Also, we note that the "Pro Forma Class V Group" column and the "Class V Group net income" line item represent 100% of VMware's business; however, the Class V Group will initially be composed of Denali's post-closing economic interest in the VMware business, which is approximately 81%. Please revise your proposed disclosures in order to more clearly reflect the attributions to the Class V Group. We suggest the following revisions.

        Revenue and expense disclosures:
        *   Rename the "Pro Forma Class V Group" column to "VMware" and clarify that you do not intend to refer to this disclosure as "pro forma."
        *   Rename the "Class V Group net income" line item to "VMware net income."
        *   Include a separate section that begins with "VMware Net income" and exclude the "VMware Virtual Infrastructure within EMC" and "Adjustments/Eliminations" columns. This section should reconcile to "Class V Common Stock economic interest in VMware."
        *   Rename "Class V Group income attributable to Denali" line item to "Denali's economic interest in VMware."

        Balance sheet information:
        *   Rename the "Class V Group" column to "VMware."
        *   Retitle the "Total net assets" to "VMware total net assets."
        *   Include a separate section below "VMware total net assets" that begins with that line item and reconciles to "Class V stockholders' allocated interest in Class V Group." This reconciliation should include the header "Class V Group January 29, 2016."

3.   Please include an introductory paragraph clearly stating that this information is intended solely to show the attribution of assets, liabilities, revenue and expenses to the Class V Group in accordance with the tracking stock policy. Clarify that the individual income and expense line items as reflected in the VMware column are for informational purposes and do not represent the actual income and expenses of the Class V Group. Also state that the Class V stockholders do not have any direct ownership interest in, or recourse against, the assets and liabilities as disclosed and include a statement that the financial information could change in the future based on allocations or reallocations of assets and liabilities to the Class V Group.

Michael S. Dell, Denali Holding Inc.
Joseph M. Tucci, EMC Corporation
March 30, 2016
Page 3

4.   You state that the merger agreement requires Denali to use reasonable best efforts to cause the shares of Class V Common Stock to be approved for listing on the New York Stock Exchange (NYSE) or Nasdaq. In this regard, you disclose that you will apply for listing on the NYSE under the symbol "DVMT." Please advise which listing standards of the NYSE you would qualify to list under and explain how you meet those requirements. Provide similar information should you decide, in the alternative, to list on Nasdaq. Please advise on the status of your listing application and whether you have been approved or pre-approved to list on any national securities exchange, with or without certain conditions being met. If you have received conditional listing approval, please advise of those conditions.

Questions and Answers

Summary of Certain Material Terms of the Merger and the Class V Common Stock, page 1

5.   Please revise the penultimate sentence in the first sub-bullet point beginning on page 2 to clarify that altering the assets or liabilities attributed to the Class V Group may result in a change to the amount of DHI Group's retained interest in the Class V Group.

6.   We note the revised disclosure in response to prior comment 4. Please revise the first bullet point on page 3 to state clearly that the DHI Group and the Class V Group are not separate legal entities and cannot own assets.

Q: How many shares of Class V Common Stock will be outstanding following the completion of the merger and how does this compare to the current public float of VMware Class A common stock?, page 18

7.   We note your revised disclosure in response to prior comment 14. It is still unclear why you believe that comparing the liquidity of the Class V Common Stock to the VMware Class A common stock is necessary. Please explain why you believe this comparison is appropriate or remove any reference to the VMware Class A common stock when discussing the potential liquidity of the Class V Common Stock.

Risk Factors

Risk Factors Relating to the Combined Company

"The MD stockholders and the SLP stockholders will be able to continue to strongly influence or effectively control decisions. . . ," page 50

8.   Please explain the term "Reference Number."

Management of Denali after the Merger

Management Information, page 129

9.   Please identify the persons who will serve as the Group I Directors of Denali and provide all
        of the information required by Item 18(a)(5)(ii) and (a)(7) of Form S-4. Your revised
        disclosure should include information responsive to Items 401, 402, 403 and 404 of
        Regulation S-K, as applicable.

Executive Compensation

Compensation Discussion and Analysis of Denali

Executive Compensation Philosophy and Core Objectives, page 135

10.   Please disclose that Messrs. Dell and Durban, current members of the executive committee,
        will also serve on the compensation committee.

Individual Compensation Components

Individual Performance Modifier, page 137

11.   Please describe the elements of individual performance and/or contributions that are taken
        into account to determine the individual modifier. See Item 402(b)(2)(vii) of Regulation S-
        K. Similarly, discuss the specific achievements considered in determining each special
        incentive bonus.

Proposal 1: Approval of the Merger Agreement

Background of the Merger, page 156

12.   We note the revised disclosure of the September 2, 2015 meeting on page 167 in response to
        prior comment 23. Please revise further to discuss the material issues related to the
        comparative strategic merits, the execution risks, and stakeholder considerations.

EMC's Reasons for the Merger; Recommendation of the EMC Board of Directors, page 177

13.   We note your revised disclosure in response to prior comments 25 and 26. Please clarify
        whether the board considered as a negative factor that the Class V Common Stock may not
        directly correlate to the market price of the VMware Class A common stock, as discussed
        with each of Morgan Stanley and Evercore.

14.   We note your revised disclosure in response to prior comment 27. Please revise to outline
        the board's views and clarify whether it believes there is a likelihood that the trading price
        of Class V Common Stock will bear a relationship to the trading price of VMware Class A

common stock. In addition, explain your reference to "the possibility of a premium or discount affecting the implied value of the merger consideration."

Denali Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Adjustments to the Statement of Loss

Note (h), page 282

15.   Please tell us how you determined the 155 million shares of DHI Group common stock for purposes of your pro forma EPS calculations.

16.   Since the Class V stockholders do not have a direct interest in VMware's business, please remove the first two line items of the table and begin with "Pro forma Class V Group income attributable to Denali."

Description of Denali Capital Stock Following the Merger

Denali Common Stock, page 287

General

17.   You state that the 343 million shares of Class V Common Stock "authorized to be issued" will initially have a one-to-one relationship to approximately 65% of the number of shares of VMware common stock currently owned by EMC. Please remove the reference to 65% or revise to refer to the 223 million share of Class V Common Stock initially to be issued.

Certain Adjustments to the Number of Retained Interest Shares, page 295

18.   Please discuss the circumstances under which a transfer or allocation of assets between the DHI Group and the Class V Group would result in an increase or decrease in the Number of Retained Interest Shares. Please consider defining the term "retained interest" on page i.

Security Ownership of Certain Beneficial Owners and Management

Beneficial ownership as of March 1, 2016, page 335

19.   Please remove the disclaimers of beneficial ownership in footnotes (2) and (7) relating to shares held by the SLD Trust and MSD Partners (GP), LLC. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. This comment also applies to footnote (2) on page 337.

Notes to Audited Consolidated Financial Statements

Note 4 – Fair Value Measurements

Common Stock Purchase Agreements, page F-25

20.   We note that you determined the agreements with Michael S. Dell, the MSD Partner Funds, and Silver Lake Partners are effectively capital commitments and not remeasured to fair value while the agreement with Temasek is recorded as an asset and marked to market. Please explain further the following:

- what impact, if any, the issuance of Class V Common Stock will have on the price protection provisions;

- how each party individually has control over when and at what price Parent will issue new shares; and

- why the accounting treatment differs and specifically, why the price protection feature would not have a similar impact for both the related and unrelated party agreements.

Provide the specific accounting guidance you relied upon in your analysis.

EMC Corporation's Revised Preliminary Proxy Statement on Schedule 14A

21.   Please revise EMC Corporation's Preliminary Proxy Statement in accordance with the above comments, as applicable.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or me, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services

cc: Richard Capelouto, Esq.
        Simpson Thacher & Bartlett LLP
        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP